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02049607

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Funai Electric Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

FILE NO. 82- 5078 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE : 9/4/02

ANNUAL REPORT 2002



FUNAI

C O N T E N T S

Financial Highlights

FUNAI ELECTRIC CO., LTD. & CONSOLIDATED SUBSIDIARIES

Operating Results	2002 (Millions of yen)	2001 (Millions of yen)	2002 (Thousands of U.S. dollars)
Financial Year :			
Net Sales	¥236,797	¥161,732	$1,777,085
Operating Income	19,859	13,638	149,032
Net Income	11,232	12,089	84,290
Per Share (yen and U.S.dollars) :			
Net Income	¥312.38	¥338.10	$2.34
Cash Dividends	10.00	10.00	0.08
End of Financial Year :			
Shareholders' Equity	¥124,474	¥110,545	$934,142
Total Assets	190,248	163,435	1,427,754
Number of Employees (persons)	2,914	2,976	—

Note-1 : The exchange rate of ¥133.25=U.S.$1.00 (as of June 15, 2002 in the Tokyo foreign exchange market) is used for the above calculations.
Note-2 : Our financial statement for the previous term covers a period of only 9.5 months due to the change in accounting period.
Note-3 : Number of Employees excludes employees of outsourced company.


Net Sales
(¥ million)
0
5,000
10,000
15,000
20,000
25,000
June '00
179,746
March '01
161,732
March '02
236,797


Operating Income
(¥)
0
5,000
10,000
15,000
20,000
June '00
19,610
March '01
13,638
March '02
19,859


Net Income
(¥ million)
0
4,000
8,000
12,000
16,000
June '00
12,269
March '01
12,089
March '02
11,232


Net Income per Share
(¥)
0
300
600
900
1,200
June '00
1,078.23
March '01
338.10
March '02
312.38

To Our Shareholders







The world economic climate this term was marked by backtracking during the first half, due to factors such as the bursting of the IT bubble in the United States, and a sense of recovery in the second half, backed by government economic and financial policies, in spite of worries associated with the September 11 terrorist attacks. In Europe and Asia the effects of the general business slowdown became unmistakable, but a rebound was visible in some parts of Asia such as South Korea. There were some bright signs in Japan in the latter half of last year, such as progress in inventory adjustment, but the overall business climate remained unfavorable.

The situation continues to be difficult in the electronics industry, where a worldwide slump in demand for IT-related products has been putting a damper on business performance. Efforts at rebuilding in key business sectors are evident, however, and competition is intensifying to develop new products that meet the demand created by the ongoing trend toward digitization and networking.

Faced with market conditions such as these, the Funai Group has been working aggressively to strengthen our relationships with our leading business partners throughout the world, to enhance our component procurement functions, and to develop new products related to the trend toward digitization. In addition, the air-conditioning equipment business segment, which showed little prospect of improved profitability, was phased out at the end of the term ending March 31, 2002. This was one of several strategic moves designed to position us to meet future demand related to digitization and networking.

Due to a change in our accounting period from one ending on June 15 to one ending on March 31, the preceding term covered a period of only 9.5 months. This makes performance comparisons between the current term and the preceding one somewhat difficult. However, consolidated sales for this term totaled ¥236.7 billion, up 16.3% over the total of ¥203.6 billion for the corresponding period of the preceding year (April 1, 2000 to March 31, 2001).

In the years ahead, the Funai Group will continue to work as an integrated whole in order to further advance our business performance. We earnestly seek the continuing support and understanding of our shareholders.

July 2002

Tetsuro Funai
President

Interview with the President

What is your take on the economic climate this term?

The Funai Group's biggest market is the United States. In fiscal 2001 the U.S. economy was, roughly speaking, down during the first half and on the rebound during the second half.

Business performance was poor during the first half due to factors such as the bursting of the IT bubble and a substantial drop in investment in telecommunications equipment. The situation was extremely difficult, with major electronics manufacturers announcing restructuring plans one after another. Nevertheless, the effect of all of this over the short-term is insignificant, and I think we will see positive growth over the medium term. The reasons for this are, first of all, that we are able to provide a stable, high-volume supply of high-quality products at prices lower than the competition. Second, the unfavorable business climate within our industry will have the effect of encouraging the outsourcing of production to outside contractors over the medium. As a result, it is highly likely that the volume of our OEM orders will increase.

On the other hand, individual consumption remained solid through the second half of the fiscal year, supported by the government's economic and financial policies, in spite of concerns associated with the terrorist attacks in the United States last September. Nevertheless, this firm individual consumption did not translate into improved business results for all manufacturers and distributors without exception. I think that the winners and losers are becoming even more clearly delineated. As consumers come to demand high-quality, low-priced digital electronics, we are working as a manufacture to develop products that meet those requirements and to increase the volume of products we supply to consumer-supported distributors. In other words, the potential for growth is enormous when the stronger players work together and do business with each other. We at Funai are working to strengthen our relationships with the top distributors worldwide as part of our efforts to increase sales.

What do you consider the key points regarding your business results for this term?

A look at our sales for this term shows that while the information and communication equipment segment has been flat, the figures for the audiovisual equipment segment have exceeded expectations by a large margin.

The reason for the substantial growth in the audiovisual equipment segment is strong sales of digital products. In particular, our DVD players have been enthusiastically received by the market and have enjoyed rapid expansion in sales. With our third-generation product, which went into production in January of this year, we have reached the point where we can deliver high quality at a low price. This was achieved through design improvements that, among other things, have reduced the total number of parts used per unit. Sales of DVD players continue to expand rapidly, and we expect to join the ranks of the top manufacturers in terms of units sold worldwide before the end of this year.

Interview with the President

Q Digital equipment has assumed a dominant position in the world market. How is the Funai Group responding to this trend?

"Reorganization of our business structure from analog to digital" is the strategy we have put the most effort into in recent years. In the latter half of the nineties the trend toward digitization in all kinds of product categories accelerated worldwide, and this tendency has now acquired an irresistible momentum.

Funai began developing and selling inkjet printers in 1997, and this was the period in which we began manufacturing digital products on a major scale. In the years since then, the share of our overall product lineup accounted for by digital products has been increasing. In the past, all aspects of our business structure—the systems and expertise of our production plants, our part procurement functions, etc.—were focused on analog products. We came to the conclusion that our future growth depended on switching as soon as possible to a business structure focused on digital products, and we have since been working to move in that direction by positively developing digital products.

Q How is the reorganization of your business from analog to digital progressing?

The digital products we are presently producing include, in the audiovisual equipment category, DVD players and related products, CD-R/RW drives, and DVD+RW drives. Products in the information and communication equipment category include inkjet printers and laser beam printers. The construction of our business structure for the information and communication equipment category was nearly completed by 2000 because product development had started earlier there. Since then our proprietary Funai Production System (FPS) has been introduced and we are now in the stage of working to achieve "boosting productivity without limit."

The next key theme was to complete the structural reorganization of the audiovisual equipment category, which accounts for the largest segment of our total sales. One of the milestones in this process was when our monthly output of optical pickups exceeded the 500,000 units as a result of a switch to in-house production. Monthly production had been around 100,000 units in spring of last year, shortly after we decided to manufacture optical pickups ourselves. At the beginning of this year this had grown to about 300,000 units and as of March the figure was 600,000 units. In addition, Funai has successfully developed and secured its own international parts procurement routes for products such as DVD players. As a result of these achievements I can say that the basic structural reorganization of the audiovisual equipment category is now complete.

In the term ending June 15, 1999 digital products accounted for a mere 15% of our total sales. Three years later, in the term ending March 31, 2002, this had risen to approximately 39%. We plan to continue developing our business operations with digital products in the central position, and we anticipate that in the term ending March 31, 2006 they will account for about 70% of our total sales.



What is the basic strategy of the Funai Group for achieving growth in the medium term?

Our basic strategy has consisted of five elements: (1) strong mechatronics technology, (2) a lean business structure, (3) the Funai Production System (FPS), (4) a product development system employing project teams, and (5) a global production system. These five strategic elements are the product of expertise Funai has developed and nurtured over many years. In particular, our lean business structure and FPS have demonstrated their worth during the recent economic downturn. Consequently, we plan to continue to follow these five strategic guidelines in the years ahead and work to further strengthen them. In this way we hope to maintain a high level of profitability for the Funai Group as a whole and increase our share worldwide in several product categories.

The construction of a business structure focused on digital products, a process that was more or less completed this term, has involved putting into place a system in which the above five strategic elements are able to function as strengths within the digital products field. In addition, the new production plant we have just brought online in Thailand will help us to enhance and further stabilize our global production system in the years ahead.



How do you see the company's prospects for the future?

First of all, with regard to our prospects for the medium term, we expect to continue on the path to growth. We expect sales of analog products to decline due to the rapid shift of the market toward digital products, but this should be a smooth, gradual decline. The reason for this is that we are in a nearly oligopolistic situation in this product category in the United States, and as one of the few remaining suppliers we expect to continue to reap what profits remain. Also, we signed an agreement on the development and production of video products last August with Philips Europe (Holland) and will be undertaking full-scale production of VCRs for the European market from September onward. In fact, manufacturing and shipments have already begun at our Chinese production plant. This marks our entry on a major scale into the European market. In the area of digital products, on the other hand, we are anticipating substantial growth, and we expect the audiovisual equipment category to play the leading role.

Next, with regard to our prospects for the medium to longer term, we are structuring our business so as to target the market for digital entertainment products intended for consumers. We hope to secure a special place for ourselves in the global market as a company that develops and produces a range of digital products in an integrated manner.

Amid these developments, I think we can say that this term we have managed to complete a reliable preparation for the future. Specifically, Last August we began the production of drives for DVD+RW disks, which have a promising future as a next-generation data storage medium, in collaboration with Ricoh. Last November we began development work on digital receivers by acquiring DX Antenna, a specialist manufacturer of broadcast and communications equipment, as a subsidiary. Then last December we began a full-scale move into the liquid crystal display (LCD) business in cooperation with the Chi Mei Group, a Taiwanese manufacturer of LCDs.

In the years ahead the Funai Group will continue to move forward resolutely through developments such as these. I am confident that you will continue to see further advances from us, and I look forward to the continuing support of our shareholders.

Strategy for Next Growth

Special Report

In the near future all the types of information used in the home—communications (telephone, facsimile, e-mail, Internet, etc.), broadcast (terrestrial television, satellite television, cable television, etc.), packaged content (music, video, etc.)—will be handled by a single server. The server will be connected to digital components that will allow information to be used for different purposes. At Funai we are working in an integrated way to develop and manufacture a full range of such digital components. In this way we hope to secure a distinctive position for ourselves within the industry.

In 2001, while keeping an eye on future prospects such as these, we have made a number of strategic moves. Some of these are described briefly below.

1

Start of Joint Production of DVD+RW Drives with Ricoh



The collaboration between Funai and Ricoh on the development and manufacture of CD-RW and DVD+RW drives is the fruit of an agreement between the two companies reached in January 2001. It aims to combine the development and design expertise of Ricoh with Funai's strength in the area of low-cost production systems in order to bring to market affordably priced products with excellent specs to meet rapidly expanding demand.

Funai began manufacturing CD-RW under the agreement in March 2001. Production of DVD+RW drives got underway in August 2001.

DVD+RW is noteworthy as a next-generation media format with enormous data storage capacity (4.7 gigabytes per disk). It offers better playback compatibility with existing DVD-ROM drives and DVD players than previous rewritable DVDs, and its demand is expected to grow rapidly in the near future. Spurred on by the joint agreement, Funai is now considering expanding its product line to include DVD recorders.

2

Start of Joint Development and Production of VCRs with Philips Europe (Holland)

In August 2001 Funai and Philips Europe reached an agreement to jointly develop and produce VCRs. Its aim is to combine Funai's strengths in development, design, and low-cost production systems with the worldwide marketing, planning, and sales expertise of Philips Europe. The target market for the VCRs produced under the deal is Europe. At the time, Funai was already supplying OEM products to Philips U.S.A., and the expansion of the VCR business to include shipments to Philips Europe is expected to lead to substantial growth in European sales. The agreement benefits Philips Europe because it allows the company to maintain and even expand its No. 1 share of the European market.

Funai is presently the world's top manufacturer of VCRs worldwide. The joint agreement will allow us to expand our market share even further.

Start of Expansion into Digital Receivers through Acquisition of DX Antenna as a Subsidiary

In November 2001 Funai purchased the shares of DX Antenna Co., Ltd. (Headquarters: Kobe, Hyogo Prefecture) and officially acquired it as a subsidiary. DX Antenna specializes in the manufacture of broadcast and communications equipment that got its start producing and marketing TV antennas in 1953, the year NHK commenced television broadcasting in Japan. In the years since then DX Antenna has used its own proprietary technology to become a pioneer in the development of receiver and transmitter products, as well as transmission systems.

The aim of the acquisition is to achieve a synergy between Funai's existing strengths and the sophisticated technology used in DX Antenna's digital receiver systems and other products. It is hoped that this will accelerate the development of new advances, such as high-speed interface technology, and further increase Funai's competitiveness as a pioneer in the rapidly expanding digital and networking equipment markets.

Move into LCD Business with Investment in Chi Mei Optoelectronics

In December 2001 Funai acquired 2% of the aggregate issued shares of Chi Mei Optoelectronics, a manufacturer of liquid crystal displays headquartered in Tainan, Taiwan, for the sum of NT$648 million. This move allows Funai to take part in Chi Mei's efforts to become the world's No. 1 producer of LCDs.

Chi Mei Optoelectronics operates its own production facilities in Taiwan. On October 1, 2001 it launched a new TFT LCD development, manufacturing, and sales subsidiary called IDTech in Yasu-cho, Shiga Prefecture in partnership with Chi Mei Corporation (a leading manufacturer of ABS plastic products) and IBM Japan.

IDTech, Chi Mei Optoelectronics, and Funai are aiming to achieve a leading position worldwide by combining their respective strengths. IBM's technology is being fused with IDTech's LCD development expertise, LCD business strategy and capital from Chi Mei Optoelectronics, and Funai's low-cost production expertise. Work is planned on the development of LCD TV products and new information display products for the home.

Funai had already been processing LCD modulates at its Tsuyama Plant in Okayama Prefecture, but the volume of work is expected to increase as new orders are received from Chi Mei Optoelectronics and IDTech. For this reason the main production base will be shifted to Guangdong Province in China while the Tsuyama facility will continue to serve as a partner plant for design and materials procurement, assembly, and after-processing for LCD production.

Start of Operations at Thailand Plant and Move into Parts Business



▲DAISHO ELECTRONICS (THAILAND) CO., LTD (THAILAND)

Funai's new production plant in Thailand began operations in May 2002. It will be manufacturing small motors for video and communications equipment produced at the Funai plant in China and also selling parts on the outside market. Monthly production presently totals about 100,000 units, and plans call for this to be increased to 5,000,000 units per month within three years' time.

The reason for the move into Thailand was a desire to diversify risk based on an overall judgment of the stability of the investment climate in the Asian region. The expansion into Thailand is expected to play a central role in Funai's efforts to solidify its global production system in the years ahead.

Strategy for Next Growth

Special Report

Major Strategies

Product Development

Major Collaborations and Investments
(1999 to 2001)

- Collaboration with Mitsubishi Electric Corporation
- Collaboration with Ricoh Co., Ltd.
- Acquisition of DX Antenna Co., Ltd.
- Investment in Chi Mei Optoelectronics

DVD-related products, etc.

Production System

Strengthening of production system with concentration on digital products

Employment of FPS in production of digital products

- China plants
- Malaysia plant
- Thailand plant

Market Expansion

Efforts to open up new markets will continue, centered on the U.S.A. and also targeting Europe and Japan.

The Funai Group has been moving forward with a transition from analog to digital products. At present the foundations for our business activities centered on digital products are nearly complete. Demand in world markets for highly reliable digital and networking products at reasonable prices is growing. As such, the next step in our strategy is to put in place a system capable of meeting that demand. In this way we will be able to achieve new growth in the years ahead.

Medium and Long Term

Facilitates expansion into DVD players, CD-R/RW drives DVD+RW drives, and DVD recorders.

Facilitates expansion into digital tuners (satellite, cable, terrestrial) and digital TVs with built-in digital tuners.

Facilitates expansion into LCD displays (for PCs) and LCD televisions.

Concentration on entertainment oriented digital products for the consumer market.

Boosted sales for the audiovisual equipment segment.

▼

Emphasis in the long term on home servers and digital products that connect to them.

Future strengthening of production capacity centering on DVD-related products.

Future strengthening of production system for TVs and combined TV/VCRs.

Expansion of parts business based on production of compact motors (sales to outside customers and use in production of Funai products).

Relative strengthening of production system of the Thailand plant to achieve a balanced global production system in the long term.

Immediate boosting of investment in the Thailand plant.

Expanded partnerships with Wal-Mart and Sears Roebuck.

Opening new markets in collaboration with Philips Europe.

Concentration on selected customers.

Efforts at market expansion will continue in the medium and long term, covering four major world markets (U.S.A., Europe, Japan, Asia) and with the central emphasis on the U.S.A., the world's largest market.

Product Categories

Audiovisual Equipment



Hi-Fi Video Recorder

VR-GF2

Attractive black and silver design. G-code compatibility for easy programming. Tape position function displays tape position at a glance.



Hi-Hi Video Recorder

VR-GX1

Attractive rounded edges. LCD G-code compatible remote control for easy programming. Clear playback in 3x mode thanks to 19-micron head.



Progressive DVD Player

DVD-F500P digital

Advanced Faaroudia circuitry for top-quality images. LSIs with DCDi technology eliminate rough edges for excellent video reproduction.



21-Inch Flat Screen TV/VCR

VC-FD212S

Brilliant, sharp plasma screen is easy on the eyes. Multiplex audio function for bilingual and stereo broadcasts. Two built-in tuners allow viewing of one show while recording another. Low-noise, clear reproduction with 4-head hi-fi playback.



DVD Player

DVD-F300S digital

360 mm wide compact unit. Plays DVDs, music CDs, MP3 audio, CD-R/RW disks, and DVD-R/RW disks. D1 video input jacks allow connection using a single standard cable.



21-Inch Flat Screen Television

TV-F212S

Brilliant, sharp plasma screen is easy on the eyes. Color inaccuracy and inconsistency is minimized by three scan line correlation detector function that separates the luminosity and chroma signals. D1 video input jacks standard.



DVD/VHS Combination Deck

DVD-WG1 digital

A hi-fi VCR and DVD player in one unit with LCD G-code compatible remote control for easy programming.

Information and Communication Equipment



Ink Jet Printer digital

This printer offers fast, high-resolution (1200x1200dpi) printing at an affordable price. Six-color photo printing is also available as an option.



ATSC / NTSC Set Top Box digital

The ATSC/NTSC Set Top Box receives and decodes an ATSC compliant terrestrial DTV signal for display on standard NTSC analog television set for the United States market.

Filling Out Our Lineup of Digital Products

Funai's principal product categories are audiovisual equipment and information and communication equipment. We are making continued efforts to shift our product lineup toward digital equipment, which this term accounted for approximately 21% of total sales in the audiovisual equipment category and 96% of sales in the information and communication equipment category.

Our products, manufactured using the Funai Production System (FPS), combine high quality and low price. These two essential aspects account for the tremendous support they have received in the market.



14-Inch Basic TV/VCR

VC-D142

Incorporates two tuners for terrestrial TV broadcasts. Allows watching of one show while recording another. Built-in bingo game.

Audiovisual Equipment

Analog products developed and manufactured by Funai include VCRs, TV sets, and combination TV/VCRs. The largest market for these products is presently North America, although sales in the European market, especially of VCRs, are expected to expand as the result of a new cooperative arrangement with Philips Europe (Holland). From the viewpoint of product development we are concentrating on diversification of design and multifunctionality since these products have reached such a high level of penetration that they are now considered personal items possessed by each individual within the household. At the same time, we are working to reduce costs to levels that cannot be matched by the competition in order to ease purchasing decisions for consumers.

Digital products in the audiovisual equipment category being developed and manufactured by Funai presently include primarily DVD related items such as DVD players, combination DVD/VHS decks, and DVD+RW drives. These products are being supplied to the market positioned as "popular end" products combining high functionality and low price. They have been well received, particularly in North America, and sales have been growing rapidly. The share of sales of audiovisual equipment accounted for by digital products in the term ending March 31, 2002 rose to 21%. This share is expected to continue to rise in the years ahead.



DVD+RW Drive digital

This drive for rewritable high-capacity optical DVD+RW disks is designed for use in personal computers.

Information and Communication Equipment

In the information and communication equipment category, full-scale volume production of both inkjet and laser beam printers is now underway. Last year, sales of personal computers and peripheral equipment slowed due to the collapse of the IT bubble, but the progress of the information age continues, and we plan further volume production and development of new products to coincide with the upcoming recovery. Printers contain many elements involving mechatronics, one of Funai's strengths. We plan to achieve further cost reductions and quality improvements through measures such as designs intended to substantially reduce the number of individual parts used and in-house production of most parts.

In addition to the above products, Funai develops and manufactures digital set-top boxes and Internet terminals. These products are based on the development concept of "providing functionality for a period of transition," and they will eventually lead to the development of new digital products as their technology is incorporated into standalone products.



Segment Information

On a consolidated basis, net sales for this term was ¥236.797 billion, operating income was ¥19.859 billion, and net income was ¥11.232 billion.
Note that the accounting period for the previous term covers only 9.5 months due to the change in account period from June 15 to March 31. For this reason, comparisons of business results this term by product category and by region are with the corresponding portion of the previous year (April 1, 2000 to March 31, 2001). Also please note that the graphs illustrating performance for this term (fiscal 2001) and the term two terms previous (fiscal 1999) cover a 12-month period, while those for the previous term (fiscal 2000) cover a 9.5-month period.



300,000 (¥ million)
200,000
100,000
0
June '00
74.3%
133,553
16.7%
30,027
9,708
3.6%
6,458
Total 179,746
March '01
60.3%
97,474
56,223
1.7%
2,757
3.2%
5,278
Total 161,732
March '02
70.5%
167,003
58,335
4,314
3.0%
7,145
Total 236,797

Audiovisual Equipment | Information and Communication Equipment | Air-conditioning Equipment | Others

Performance by Product Category

Sales of audiovisual equipment grew substantially and accounted for a full 70.5% of total equipment sales. The principal causes of this expansion were (1) a large increase in sales of DVD players and related products, (2) the contribution provided by sales of newly introduced CD-R/RW drives and DVD+RW drives, and (3) strong sales of analog products such as TV sets, combination TV/VCRs, and VCRs.
In the information and communication equipment category, sales of inkjet printers decreased due to a worldwide drop in demand and downward pressure on prices. However, sales of laser beam printers grew thanks to an expansion in orders from OEM customers.


300,000(¥ million)
200,000
100,000
0
4,026
1.0%
1,849
15.5%
27,860
9.9%
17,694
71.4%
128,317
June '00
Total 179,746
11,322
0.5%
821
12,680
2.5%
5,959
1.7%
20,536
22,944
65.6%
106,109
March '01
Total 161,732
11.3%
26,715
27,784
69.1%
163,659
March '02
Total 236,797
North America
Europe
Asia
Others
Japan

Performance by Region

In North America, sales of digital products, especially DVD players and related products, grew substantially thanks to strengthened relationships with some of the world's top retailers such as Wal-Mart, while sales of analog products such as TV sets, combination TV/VCRs, and VCRs remained strong. As a result, North America accounted for 69.1% of total sales.

In Europe, sales of analog products, particularly VCRs, showed solid growth largely due to the cooperative arrangement with Philips Europe (Holland). On the other hand, the economic slowdown in Asia resulted in sluggish sales.

Global Network



Funai Electric Trading (Europe) GmbH. (Germany)
Funai Electric (Europe) GmbH. (Germany)
Dong Guan Plant 1 (China)
Dong Guan Plant 2 (China)
Dong Guan Plant 3 (China)
Zhong Shan Plant 1 (China)
Zhong Shan Plant 2 (China)
Chang Ping Plant (China)
Funai Electric (H.K.) Ltd. (Hong Kong)
Daisho Electronics (Thailand) Co., Ltd. (Thailand)
Funai Asia Pte Ltd. (Singapore)
Funai Electronic (Malaysia) Sdn. Bhd. (Malaysia)

Directory

Plants and Research Institute

NAKAGAWA PLANT (JAPAN)
TSUYAMA PLANT (JAPAN)
TOKYO BRANCH (JAPAN)

Manufacturing Subsidiaries

CHUGOKU FUNAI ELECTRIC CO., LTD. (JAPAN)
FUNAI ELECTRIC(H.K.) LTD. (HONG KONG)
- ZHONG YUE FUNAI ELECTRON COMPANY (ZHONG SHAN PLANT 1) (CHINA)
- ZHONG SHAN FUNAI ELECTRON COMPANY (ZHONG SHAN PLANT 2) (CHINA)
- DONG GUAN ELECTRONIC FACTORY (DONG GUAN PLANT) (CHINA)



Funai Electric Co., Ltd. Head Office (Japan)



Chugoku Funai Electric Co., Ltd. (Japan)



Tsuyama Plant (Japan)



Nakagawa Plant (Japan)



Funai Electric Co., Ltd. Tokyo Branch
Funai Electric Co., Ltd. Research Institute (Japan)

Funai Corporation Inc. (U.S.A)



As of March 31, 2002, our consolidated financial statement covers seven companies in Japan and nine overseas.

The functions of the companies within the Funai Group are divided, with the Funai Electric Co., Ltd. Head Office specializing in the largely intangible aspects (such as development and design of products), while the subsidiaries concentrate on the tangible (production, sales, etc.).

Global procurement and a global manufacturing system have been established to carry out production. To keep up with the ongoing expansion of Funai's business activities, new production plants have been built in China and Thailand. The new Chinese plant joins those presently operated by Funai Electric (H.K.) Limited (Hong Kong) in Dong Guan, Zhong Shan, and Chang Ping as the Zhong Shan Plant No. 2. In addition, we have established our first local subsidiary in Thailand, Daisho Electronics (Thailand) Co., Ltd. Together with our plant in Malaysia (Funai Electric (Malaysia) Sdn. Bhd.), the above facilities employ a total of 16,450 workers (as of March 31, 2002).

Funai's international sales organization encompasses three overseas sales bases: Funai Corporation Inc. in the United States, Funai Electric Trading (Europe) GmbH. in Germany, and Funai Asia Pte. Ltd. in Singapore.

CHANG PING FUNAI ELECTRIC COMPANY (CHANG PING PLANT) (CHINA)
H.F.T. INDUSTRIAL LTD. (HONG KONG)
FUNAI ELECTRIC (MALAYSIA) SDN. BHD. (MALAYSIA)
FUNAI ELECTRIC (EUROPE) GmbH. (GERMANY)
DAISHO ELECTRONICS (THAILAND) CO., LTD. (THAILAND)

Sales Subsidiaries

FUNAI SALES CO., LTD. (JAPAN)
FUNAI HUCOM CO., LTD. (JAPAN)
DAISHO ELECTRONICS CO., LTD. (JAPAN)
H.R.S. FUNAI CO., LTD. (JAPAN)
FUNAI CORPORATION, INC (U.S.A)
FUNAI ELECTRIC TRADING (EUROPE) GmbH. (GERMANY)
FUNAI ASIA PTE LTD (SINGAPORE)

Development Subsidiaries

FUNAI ELECTRIC RESEARCH INSTITUTE CO., LTD. (JAPAN)
FUNAI TECHNO-SYSTEMS CO., LTD. (JAPAN)

Affiliated Subsidiaries

DX ANTENNA CO., LTD. (JAPAN)
FUNAI SERVICE CO., LTD. (JAPAN)
F.G.S CO., LTD. (JAPAN)

Directors and Corporate Auditors

President	Tetsuro Funai
Executive Director	Saburo Kobayashi
Executive Director	Motoaki Yasumura
Managing Director	Masao Suwa
Director	Akitaka Inoue
Director	Masayuki Tani
Director	Akira Yokouchi
Director	Tetsuo Funai
Director	Mitsuo Yonemoto
Auditor	Kengo Takemori
Auditor	Masami Ueno
Auditor	Yasushi Ogino
Auditor	Osamu Kataoka

Financial Statements

Funai Electric Co., Ltd. Annual Report 2002

Consolidated Balance Sheets

FUNAI ELECTRIC CO., LTD.

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 84,163	¥ 49,667	*$ 631,615*
Short-term securities	969	—	*7,272*
Notes and accounts receivable	30,449	26,706	*228,507*
Allowance for doubtful receivables	(1,457)	(106)	*(10,935)*
Inventories (Note 7)	21,942	22,259	*164,668*
Other current assets	5,430	26,831	*40,755*
Total current assets	141,496	125,357	*1,061,882*
Investments and other assets:			
Investments in securities:			
Unconsolidated subsidiaries and affiliates	6,481	2,179	*48,638*
Other securities(Note 3 · 6)	14,184	18,478	*106,447*
Long-term loans receivable	378	454	*2,838*
Other assets	10,767	4,553	*80,800*
Total investments and other assets	31,810	25,664	*238,723*
Property and equipment (Note 8):			
Land	3,289	2,172	*24,686*
Buildings and structures	10,683	7,406	*80,173*
Machinery and equipment	51,140	34,393	*383,785*
Construction in progress	25	4	*191*
	65,137	43,975	*488,835*
Less: Accumulated depreciation	(48,195)	(31,561)	*(361,686)*
Net property and equipment	16,942	12,414	*127,149*
	¥190,248	¥163,435	*$1,427,754*

See accompanying notes to t

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term bank loans (Note 9)	¥ 10,036	¥ 8,479	*$ 75,314*
Current portion of long -team debt (Note 9)	1,594	200	*11,962*
Accounts payable	40,479	33,657	*303,782*
Accrued income taxes	2,934	2,586	*22,019*
Accrued employees' bonuses	315	781	*2,364*
Other current liabilities	2,565	1,476	*19,250*
Total current liabilities	57,923	47,179	*434,691*
Long-term liabilities:			
Long-term debt (Note 9)	1,766	600	*13,252*
Retirement benefits to employees (Note 10)	4,125	3,522	*30,959*
Retirement benefits to directors and statutory auditors	907	883	*6,804*
Other Long-team liabilities	878	568	*6,589*
Total long-term liabilities	7,676	5,573	*57,604*
Minority interests	175	138	*1,317*
Contingent liabilities (Note 11)			
Shareholders' equity (Note 12):			
Authorized:47,384,000 shares			
Issued and outstanding:			
March 31,2001			
35,951,796 shares			
March 31,2002			
35,970,996 shares	30,788	30,776	*231,055*
Additional paid-in capital	32,315	32,302	*242,510*
Retained earnings	55,461	48,904	*416,217*
Net unrealized holding gains on other securities (Note 3)	93	—	*702*
Foreign statements translation adjustments (Note 3)	5,820	(1,436)	*43,678*
Less treasury stock ,at cost	(3)	(1)	*(20)*
Total shareholders' equity	124,474	110,545	*934,142*
	¥190,248	¥163,435	*$1,427,754*

isolidated financial statements.

Consolidated Statements of Income

FUNAI ELECTRIC CO., LTD.

	(Millions of yen)			(Thousands of U.S. dollars)
	For the year ended March 31,		For the year ended June 15,	For the year ended March 31,
	2002	2001	2000	2002
Net sales (Note 13)	¥ 236,797	¥ 161,732	¥ 179,746	$ 1,777,085
Cost of sales (Note 13)	190,064	129,088	136,563	1,426,369
Gross profit	46,733	32,644	43,183	350,716
Selling, general and administrative expenses (Note 14)	26,874	19,006	23,573	201,684
Operating income	19,859	13,638	19,610	149,032
Other income (expenses):				
Interest and dividend income	1,680	1,574	1,414	12,610
Interest expenses	(585)	(615)	(802)	(4,388)
Loss on sale or disposal of property and equipment, net	(309)	(25)	(159)	(2,318)
Other, net (Note 15)	(7,219)	1,902	(4,322)	(54,181)
Income before income taxes	13,426	16,474	15,741	100,755
Income taxes (Note 16)				
Current	5,050	4,794	5,899	37,903
Deferred	(2,840)	(396)	(2,437)	(21,317)
Minority interests	(16)	(13)	10	(121)
Net income	¥ 11,232	¥ 12,089	¥ 12,269	$ 84,290
	(Yen)			(Dollars)
Net income per share — Basic	¥ 312.38	¥ 338.10	¥1,078.23	$ 2.34
— Diluted	¥ 312.12	¥ 337.80	—	$ 2.34
Cash dividends per share	¥ 10.00	¥ 10.00	¥ 10.00	$ 0.08

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

FUNAI ELECTRIC CO., LTD.

	(Thousands)	(Millions of yen)					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on other securities	Foreign statements translation adjustments	Treasury stock
Balance at June 15, 1999	11,146	¥ 2,905	¥ 4,426	¥23,009	¥ —	¥ —	¥ (0)
Net income	—	—	—	12,269	—	—	—
Cash dividends	—	—	—	(111)	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(64)	—	—	—
Issuance of common stock	700	27,660	27,660	—	—	—	—
Adjustment of retained earnings for newly applied accounting for tax allocation	—	—	—	969	—	—	—
Equity in decrease in consolidated subsidiary	—	—	—	(199)	—	—	—
Treasury stock transaction, net	—	—	—	—	—	—	(2)
Balance at June 15, 2000	11,846	30,565	32,086	35,873	—	—	(2)
Net income	—	—	—	12,089	—	—	—
Cash dividends	—	—	—	(119)	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(82)	—	—	—
Shares issued under Stock Option Plan	333	211	211	—	—	—	—
Foreign statements translation adjustments (Note 3)	—	—	—	—	—	(1,436)	—
Issuance for Merger	81	—	5	1,143	—	—	—
3-for-1 stock split	23,692	—	—	—	—	—	—
Treasury stock transaction,net	—	—	—	—	—	—	1
Balance at March 31, 2001	35,952	30,776	32,302	48,904	—	(1,436)	(1)
Net income	—	—	—	11,232	—	—	—
Cash dividends	—	—	—	(360)	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(51)	—	—	—
Shares issued under Stock Option Plan	19	12	13	—	—	—	—
Equity in decrease in consolidated subsidiary	—	—	—	(4,264)	—	—	—
Net unrealized holding gains on other securities (Note 3)	—	—	—	—	93	—	—
Foreign statements translation adjustments (Note 3)	—	—	—	—	—	7,256	—
Treasury stock transaction,net	—	—	—	—	—	—	(2)
Balance at March 31, 2002	35,971	¥30,788	¥32,315	¥55,461	¥ 93	¥ 5,820	¥ (3)

	(Thousands of U.S. dollars)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on other securities	Foreign statements translation adjustments	Treasury stock
Balance at March 31, 2001	*$230,964*	*$242,419*	*$367,009*	*$ —*	*$(10,777)*	*$ (7)*
Net income	—	—	*84,293*	—	—	—
Cash dividends	—	—	*(2,702)*	—	—	—
Bonuses to directors and statutory auditors	—	—	*(383)*	—	—	—
Shares issued under Stock Option Plan	*91*	*91*	—	—	—	—
Equity in decrease in consolidated subsidiary	—	—	*(32,000)*	—	—	—
Net unrealized holding gains on other securities (Note 3)	—	—	—	*702*	—	—
Foreign statements translation adjustments (Note 3)	—	—	—	—	*54,455*	—
Treasury stock transaction,net	—	—	—	—	—	*(13)*
Balance at March 31, 2002	*$231,055*	*$242,510*	*$416,217*	*$ 702*	*$43,678*	*$ (20)*

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow

FUNAI ELECTRIC CO., LTD.

	(Millions of yen)			(Thousands of U.S. dollars)
	For the year ended March 31,		For the year ended June 15,	For the year ended March 31,
	2002	2001	2000	2002
OPERATING ACTIVITIES:				
Net income	¥11,232	¥12,089	¥12,269	$ 84,290
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	6,745	2,867	3,727	50,616
Allowance for doubtful receivables	1,098	(1,878)	(182)	8,237
Provision for retirement benefits to employees,net	25	(79)	3,601	186
Provision for retirement benefits to directors and statutory auditors,net	23	36	45	175
Loss on sales or disposals of property and equipment	309	25	159	2,318
Changes in assets and liabilities:				
Notes and accounts receivable	3,625	2,312	(2,457)	27,201
Inventories	7,105	(5,454)	1,239	53,326
Other current assets	229	(826)	279	1,720
Accounts payable	(5,973)	(4,561)	(2,492)	(44,827)
Accrued income taxes	(2,632)	(1,118)	1,088	(19,751)
Accrued employees' bonuses	(781)	(296)	30	(5,862)
Other current liabilities	535	115	84	4,020
Other ,net	4,643	(953)	(3,111)	34,844
Total adjustments	14,951	(9,810)	2,010	112,203
Net cash provided by operating activities	26,183	2,279	14,279	196,493
INVESTING ACTIVITIES:				
Increase in short-term securities	(969)	—	(308)	(7,272)
Additions to property and equipment	(7,219)	(5,101)	(5,769)	(54,175)
Proceeds from sales of property and equipment	396	55	106	2,973
Proceeds from sales of investments in securities	540	—	97	4,051
Increase in investments in securities	(6,234)	(1,868)	(17,414)	(46,787)
Other	21,838	(9,926)	(6,520)	163,887
Net cash provided by (used in) investing activities	8,352	(16,840)	(29,808)	62,677
FINANCING ACTIVITIES:				
Increase (Decrease) in short-term bank loans	(6,166)	7,930	(2,713)	(46,272)
Proceeds from long -term debt	8	—	—	60
Repayments of long-term debt	(200)	(200)	(4,117)	(1,501)
Proceed from issuance of common stock	24	422	55,320	183
Cash dividends	(360)	(119)	(111)	(2,698)
Other, net	(294)	(193)	(226)	(2,214)
Net cash provided by (used in) financing activities	(6,988)	7,840	48,153	(52,442)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	6,254	2,906	(2,835)	46,940
NET INCREASE(DECREASE)IN CASH AND CASH EQUIVALENTS	33,801	(3,815)	29,789	253,668
ADJUSTMENTS FOR MERGER'S CASH AND CASH EQUIVALENTS	—	1,530	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	49,667	51,952	22,163	372,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	¥83,468	¥49,667	¥51,952	$626,404

See accompanying notes to the consolidated financial statements.

1. Change in Fiscal Year

Effective June 16, 2000 Funai Electric Co.,Ltd.(the "Company") changed its year end from June 15 to March 31. The consolidated statements of income, shareholders' equity and cash flow ended March 31,2001 are presented for nine and half months.

2. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries are prepared in accordance with accounting principles and practices generally accepted in Japan under the requirements of the Japanese Securities and Exchange Law and other applicable regulations. The consolidated statements of shareholders' equity is not required in Japan but is presented as additional information.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form which is more familiar to readers outside Japan.

3. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its significant majority-owned subsidiaries. Investment in affiliates (20% to50% owned) is accounted for by the equity method. All significant intercompany transactions and accounts have been eliminated.

Funai Corporation, Inc., Funai Mexico, S.A. DE C.V., Funai Electric (Europe) GmbH.,Funai Electric Trading (Europe) GmbH.,Funai Electric (H.K.) Limited, H.F.T. Industrial Limited,Funai Electric (Malaysia) Sdn. Bhd. ,Funai Asia Pte Ltd and Daisho Electronics(Thailand) Co.,Ltd use a fiscal year ending on December 31,of each year. DX Antenna Co.,Ltd uses a fiscal year ending on February 28,of each year. Material difference in intercompany transactions and accounts arising from the use of the different fiscal year-end are appropriately adjusted in consolidation.

(b) Translation of foreign currencies

Effective June 16, 2000, the Company and its domestic consolidated subsidiaries adapted Accounting Standards for Translating foreign currencies which was issued by the Business Accounting Deliberation Council.

All asset and liability accounts in foreign currencies of the Company and its domestic consolidated subsidiaries are translated at the rates of exchange at balance sheet date and the resulting translation gain or losses are taken into income currently.

All asset and liability accounts in foreign currencies of overseas consolidated subsidiaries are translated at the rates of exchange at balance sheet date. And operating accounts are translated at the average rate of exchange for the period.

The differences arising from the application of the difference rates are stated "Foreign statements translation adjustments".

"Foreign statements translation adjustments" account ended June 15, 2000 is reflected in assets in the consolidated balance sheets. Under the new method, "Foreign statements translation adjustments" account ended March 31,2001 is reflected in shareholders' equity in the consolidated balance sheets.

The effect of new standard adoption for the year ended March 31, 2001, is to decrease income before income taxes by ¥240 million.

(c) Cash equivalents

All highly liquid investments with maturity of three months or less when purchased are considered cash equivalents.

(d) Short-term securities and investments in securities

Through June 15, 2000, short-term securities and investments in securities were stated at the lower cost or market. Other investments were carried at cost determined by moving average method.

Effective June 16, 2000, the Company and its domestic consolidated subsidiaries adapted Accounting Standards for Financial Instruments which was issued by the Business Accounting Deliberation Council. In accordance with the new standards, securities are classified into three categories: trading securities, held- to- maturity debt securities, equity investments in associates and other securities. The Company classified all securities into equity investments in associates, other securities and held-to-maturity debt.

Other securities and equity investments in associates were carried at cost determined by moving average method.

The effect of the new standard adoption for the year ended March 31, 2001, is to decrease income before income taxes by ¥598 million.

Effective April 1, 2001, other securities are carried at fair value with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity.

(e) Inventories

Finished goods and work in process are mainly stated at cost, determined by the average method. Materials are stated at cost, determined by the first-in first-out method. Supplies are stated at the most recent purchase prices.

(f) Property and equipment and depreciation

Property and equipment is stated at cost. Depreciation is mainly computed on the declining-balance method based on the useful lives of the assts.

(g) Allowance for doubtful receivables

An allowance for doubtful receivables represents an estimated amount of probably bad debts.

(h) Retirement benefits and pension plan

Effective June 16, 2000, the Company and its domestic consolidated subsidiaries adapted Accounting Standards for Retirement Benefit which was issued by the Business Accounting Deliberation Council. In accordance with the new standards, accrued severance indemnities are provided based on the amount of Projected benefit obligation reduced by pension plan assets at fair value at balance sheet date.

The Company and certain domestic subsidiaries maintain the Funai Electric welfare pension fund plan and a qualified retirement-funded pension plan. Retirement benefits to employees under the plan are determined by reference to current basis rates of pay and length of service.

The effect of the new standard adoption for the year ended March 31, 2001, is to decrease income before income taxes by ¥109 million.

Retirement benefits to directors and statutory auditors are determined based on their pertinent rules which are calculated the estimated amount to be paid if all directors and statutory auditors retired at balance sheet date.

(i) Stock issue expenses

Stock issue expenses are charged to income as incurred.

(j) Income taxes

The effect of the differences in timing of the recognition of income and expense items for reporting and income tax purpose is recognized as deferred income taxes.

(k) Net income per share

Net income per share is computed based upon the weighted average number of shares of common stock outstanding during each fiscal year.

4. Change in accounting policy

Effective June 16,1999, the Company and its domestic subsidiaries changed their accounting method for retirement benefits to employees.

The annual provision for retirement benefits to employees is calculated to state the liability for retirement benefits to employees at the amount of the expected benefits at the retirement date that is regarded to have been incurred up to the balance sheet date out of the total amount of retirement benefits expected to be paid at the retirement date, discounted at 3.0%, less the fair value of the plan assets. This change is for better matching of expenses with related revenues. The effect of this change for the year ended June 15, 2000 was to decrease income before income taxes by¥3,601 million($33,765 thousand).

5. Translation into United States dollars

The consolidated financial statements presented herein are expressed in Japanese yen and have been translated into United States dollars, solely for the convenience of readers, at the rate of ¥133.25=U.S.$1, the exchange rate prevailing on March 31, 2002. Such translations should not be construed as representations that the yen amounts have been, could have been or could be converted into United States dollars at that or any other rate.

6. Investments in securities

AS of March 31,2001,book value,net unrealized gains, and fair value of other securities were as follows:

	(Millions of yen)			*(Thousands of U.S. dollars)*		
	March 31,			*March 31,*		
	2001			*2001*		
	Book Value (Carrying amount)	Unrealized gains, net	Fair value	*Book Value (Carrying amount)*	*Unrealized gains, net*	*Fair value*
Other securities;						
Equity securities	¥18,327	¥ 634	¥18,961	*$147,917*	*$ 5,121*	*$153,038*
Bonds and debentures	151	1	152	*1,221*	*6*	*1,227*
	¥18,478	¥ 635	¥19,113	*$149,138*	*$ 5,127*	*$154,265*

AS of March 31,2002,cost,net unrealized gains, and book value(fair value) of other securities were as follows:

	(Millions of yen)			*(Thousands of U.S. dollars)*		
	March 31,			*March 31,*		
	2002			*2002*		
Other securities;	Cost	Unrealized gains, net	Book Value (Fair value)	*Cost*	*Unrealized gains, net*	*Book Value (Fair value)*
Equity securities	¥10,028	¥ 336	¥10,364	*$ 75,255*	*$ 2,525*	*$ 77,780*
Bonds and debentures	1	1	2	*9*	*6*	*15*
	¥10,029	¥ 337	¥10,366	*$ 75,264*	*$ 2,531*	*$ 77,795*
Market value not available			3,818			*28,652*
			¥14,184			*$106,447*

7. Inventories

Inventories at March 31, 2001 and March 31, 2002 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
Finished goods	¥15,402	¥14,624	*$115,584*
Materials and supplies	5,744	6,837	*43,108*
Work in process	796	798	*5,976*
	¥21,942	¥22,259	*$164,668*

8. Property and equipment

The estimated useful lives of the depreciable assets are as follows:

	Range of useful lives
Buildings and structures	3 to 50 years
Machinery and equipment	1 to 20 years

9. Short-term bank loans and long-term debt

Short-term bank loans are principally represented by notes which are due within one year.

Long-term debt at March 31, 2001 and March 31, 2002 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
Long-term bank loans due 2003-2007	¥3,360	¥ 800	*$25,214*

The aggregate annual maturities of long-term at March 31,2002 were as follows:

	(Millions of yen)	*(Thousands of U.S. dollars)*
Year ending March 31,		
2003	¥ 1,594	*$11,962*
2004	868	*6,518*
2005	661	*4,959*
2006	207	*1,551*
2007	30	*224*
	¥ 3,360	*$25,214*

10. Retirement benefits to employees

Benefit obligation, plan assets and funded status of the Company and its domestic consolidated subsidiaries at March 31,2001 and March 31,2002 were as follows;

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
Benefit obligation at end of year	¥ (17,901)	¥ (12,749)	*$ (134,344)*
Fair value of plan assets at end of year	11,218	9,022	*84,191*
Funded status:			
Benefit obligation in excess of plan assets	(6,683)	(3,727)	*(50,153)*
Unrecognized net transition obligation at date of adoption	1,808	—	*13,567*
Unrecognized actuarial loss	1,706	615	*12,806*
Unrecognized prior service cost	(170)	(191)	*(1,277)*
Net amount recognized	(3,339)	(3,303)	*(25,057)*
Prepaid pension cost	786	219	*5,902*
Accrued pension liability recognized in the balance sheet	¥ (4,125)	¥ (3,522)	*$ (30,959)*

Severance and pension costs of the Company and its domestic consolidated subsidiaries were as follows;

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
Service cost	¥ 299	¥ 251	*$ 2,249*
Interest cost	355	270	*2,662*
Expected return on plan assets	(328)	(247)	*(2,464)*
Amortization:			
Transition obligation at date of adoption	—	86	*—*
Prior service cost	61	(21)	*462*
Actuarial losses	(21)	—	*(160)*
Net periodic benefit cost	¥ 366	¥ 339	*$ 2,749*

Assumption used in accounting for the defined benefit plans for the year ended March 31,2002 were as follows;

Discount rate	3.0%
Long-term return rate on fund assets	4.0%
Amortization period for transition obligation at date of adoption	1~15 years
Amortization period for prior service cost	10 years
Amortization period for actuarial losses	10 years

11. Contingent liabilities

Contingent liabilities at March 31, 2001 and March 31, 2002 were as follows;

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*June 15,*
	2002	2001	*2002*
Endorser of trade notes discounted	¥ 1,746	—	*$ 13,100*
Loans guaranteed(primarily of unconsolidated subsidiaries and affiliates)	¥ 3,763	¥ 285	*$ 28,238*

12. Shareholders' equity

Under the Japanese Commercial Code(the"Code")at least 50% of the issue price of new shares is required to be designated as stated capital. The actual portion to be designated as stated capital is determined by resolution of the board of directors. Proceeds in excess of the amount designated as stated capital are credited to additional paid-in capital. The Company may, upon resolution of the board of directors, distribute additional paid-in capital or the stated capital in the form of stock splits.

The Code also provides that regal retained earnings and additional paid-in capital reserve until 25% of the Company' s stated capital.

This reserve is not available for dividends but may be used to reduce a deficit by resolution of the shareholders or may be capitalized by resolution of the board of director.

13. Transactions with unconsolidated subsidiaries and affiliates

Transactions with unconsolidated subsidiaries and affiliates for the three fiscal years ended March 31, 2002 were as follows:

	(Millions of yen)			*(Thousands of U.S. dollars)*
	For the year ended March 31,		For the year ended June 15,	*For the year ended March 31,*
	2002	2001	2000	*2002*
Net sales	¥ 116	¥ —	¥ —	*$ 870*
Purchases	16,840	3,034	499	*126,378*

14. Selling, general and administrative expenses

Major components of selling, general and administrative expenses for the three fiscal years ended March 31, 2002 were as follows:

	(Millions of yen)			*(Thousands of U.S. dollars)*
	For the year ended March 31,		For the year ended June 15,	*For the year ended March 31,*
	2002	2001	2000	*2002*
Sales commissions	¥ 1,708	¥ 1,174	¥ 1,282	*$ 12,819*
Royalty	7,199	4,555	6,847	*54,030*
Transportation	5,115	3,682	3,724	*38,386*
Salaries	3,726	2,745	3,099	*27,959*
Depreciation	289	242	329	*2,170*
Research and development expenses	2,468	1,569	1,675	*18,525*

15. Other income (expenses) — Other, net

Other income (expenses) — Other, net for the three fiscal years ended March 31, 2002 were as follows:

	(Millions of yen)			*(Thousands of U.S. dollars)*
	For the year ended March 31,		For the year ended June 15,	*For the year ended March 31,*
	2002	2001	2000	*2002*
Foreign exchange gain(loss)	¥ 1,739	¥ 2,001	¥ (987)	*$ 13,053*
Cumulative effect of changes in accounting methods for retirement benefits of employees in prior year	—	—	(3,601)	—
Doubtful debt	(1,037)	—	—	*(7,780)*
Impairment loss on securities	(7,177)	—	—	*(53,861)*
Other,net	(744)	(99)	266	(5,593)
	¥(7,219)	¥ 1,902	¥(4,322)	*$(54,181)*

16. Income taxes

Income taxes applicable to the Company and its domestic subsidiaries include (1) corporation tax, (2) enterprise tax and (3) inhabitants tax which, in the aggregate, result in an effective tax rate approximately equal to 41.8% for tlle year ended March 31, 2001 and March 31, 2002.

The effective tax rate reflected in the accompanying consolidated statement of income for the year ended March 31, 2001 and March 31, 2002 differs the actual effective tax rate, primarily due to (1) lower income tax rates applicable to income in certain foreign countries and (2) permanently non-deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2001 and March 31, 2002 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2002	2001	*2002*
Deferred tax assets:			
Retirement benefits to employees	¥ 1,254	¥ 1,381	*$ 9,414*
Retirement benefits to directors and statutory auditors	379	369	*2,844*
Account payable	617	727	*4,630*
Accrued enterprise tax	146	132	*1,098*
Allowance for doubtful receivables	1,310	263	*9,832*
Accrued employees' bonuses	235	155	*1,762*
Intercompany profit on inventories and property and equipment	702	959	*5,269*
Impairment loss on securities	2,956	—	*22,184*
Tax loss carryforwards of overseas consolidated subsidiaries	2,010	1,163	*15,081*
Other	1,517	516	*11,391*
Gross deferred tax assets	11,126	5,665	*83,505*
Less: Valuation allowance	3,748	1,260	*28,130*
Total deferred tax assets	7,378	4,405	*55,375*
Deferred tax liabilities:			
Tax purpose reserves by Japanese tax law	237	319	*1,783*
Depreciation of overseas consolidated subsidiaries	401	271	*3,015*
Other	97	9	*718*
Gross deferred tax liabilities	735	599	*5,516*
Net deferred tax assets	¥ 6,643	¥ 3,806	*$ 49,859*

17. Stock option plan

The Company has three stock option plans.

The 1998 stock option plan was approved by shareholders of the Company on September 11, 1998. The plan provided for the granting of a maximum of 387,000(after the stock dividend) options to purchase common shares to directors and key employees of the Company. The term of an option is from September 16, 2000,to September 15, 2003.

The 2001 stock option plan was approved by shareholders of the Company on June 27,2001. The plan provided for the granting a maximum of 421,400 options to purchase common shares to directors and key employees of the Company. The term of an option is from January 1, 2004 to December 31,2010.

The 2002 stock option plan was approved by shareholders of the Company on June 26, 2002. The plan provided for the granting of a maximum of 400,000 options to purchase common shares to directors, key employees of the Company and others. The term of an option is from January 1, 2005 to December 31,2011.

18. Subsequent events

The general shareholders' meeting of the Company held on June 26,2002 approved the following appropriations of retained earnings in the year ended March 31, 2002.

	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash dividends(¥10=U.S.$0.08 per share)	¥ 360	*$2,702*
Bonuses to directors and statutory auditors	51	*383*
	¥ 411	*$3,085*

19. Segment Information

Segment informathion of the Company and its consolidated subsidiaries is as follws:

(1) Geographic area

(Millions of yen)

	Japan	North America	Asia	Europe	Elimination	Consolidated total
For the year ended June 15, 2000						
Sales:						
Sales to outside customers	¥109,196	¥ 63,577	¥ 105	¥ 6,868	¥ —	¥179,746
Inter-segment sales	60,405	—	118,024	—	(178,429)	—
Total	169,601	63,577	118,129	6,868	(178,429)	179,746
Operating expenses	159,923	63,070	107,871	6,887	(177,615)	160,136
Operating income	¥ 9,678	¥ 507	¥ 10,258	¥ (19)	¥ (814)	¥ 19,610
Identifiable assets	¥ 52,368	¥ 13,048	¥ 45,507	¥ 2,891	¥ 33,086	¥146,900
For the year ended March 31, 2001						
Sales:						
Sales to outside customers	¥104,543	¥ 49,969	¥ 1,977	¥ 5,243	¥ —	¥161,732
Inter-segment sales	56,015	—	107,706	—	(163,721)	—
Total	160,558	49,969	109,683	5,243	(163,721)	161,732
Operating expenses	152,168	49,493	102,802	5,460	(161,829)	148,094
Operating income	¥ 8,390	¥ 476	¥ 6,881	¥ (217)	¥ (1,892)	¥ 13,638
Identifiable assets	¥ 52,045	¥ 18,195	¥ 57,056	¥ 2,978	¥ 33,161	¥163,435
For the year ended March 31, 2002						
Sales:						
Sales to outside customers	¥126,304	¥101,080	¥ 4,654	¥ 4,758	¥ —	¥236,796
Inter-segment sales	108,789	—	184,708	—	(293,497)	—
Total	235,093	101,080	189,362	4,758	(293,497)	236,796
Operating expenses	226,326	100,656	178,293	4,926	(293,264)	216,937
Operating income	¥ 8,767	¥ 424	¥ 11,069	¥ (168)	¥ (233)	¥ 19,859
Identifiable assets	¥ 80,337	¥ 20,514	¥ 75,280	¥ 1,388	¥ 12,729	¥190,248

	(Thousands of U.S. dollars)					
	Japan	*North America*	*Asia*	*Europe*	*Elimination*	*Consolidated total*
For the year ended March 31, 2002						
Sales:						
Sales to outside customers	*$ 947,876*	*$ 758,575*	*$ 34,928*	*$ 35,706*	*$ —*	*$ 1,777,085*
Inter-segment sales	*816,431*	*—*	*1,386,173*	*—*	*(2,202,604)*	*—*
Total	*1,764,307*	*758,575*	*1,421,101*	*35,706*	*(2,202,604)*	*1,777,085*
Operating expenses	*1,698,510*	*755,395*	*1,338,036*	*36,966*	*(2,200,854)*	*1,628,053*
Operating income	*$ 65,797*	*$ 3,180*	*$ 83,065*	*$ (1,260)*	*$ (1,750)*	*$ 149,032*
Identifiable assets	*$ 602,908*	*$ 153,951*	*$ 564,952*	*$ 10,416*	*$ 95,527*	*$ 1,427,754*

(2) Overseas sales

	(Millions of yen, except percentages)			*(Thousands of U.S. dollars, except percentages)*
	For the year ended March 31,		For the year ended June 15,	*For the year ended March 31,*
	2002	2001	2000	*2002*
Overseas sales	¥ 210,081	¥ 141,197	¥ 151,885	*$ 1,576,595*
Consolidated sales	¥ 236,797	¥ 161,732	¥ 179,746	*$ 1,777,085*
Ratio of overseas sales to consolidated sales	88.7%	87.3%	84.5%	*88.7%*

Report of Independent Certified Public Accountants on The Consolidated Financial Statements

To the Board of Directors
Funai Electric Co., Ltd.

We have audited the consolidated balance sheets of Funai Electric Co.,Ltd. and its consolidated subsidiaries as of March 31, 2001 and March 31, 2002, and the related consolidated statement income ,shareholders' equity and cash flows for each of the three fiscal years in the period ended March 31, 2002, all expressed in Japanese yen .

Our audits were made in accordance with generally accepted auditing standards in Japan and accordingly, included such tests of accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Funai Electric Co.,Ltd. and its consolidated subsidiaries as of March 31, 2001 and March 31, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 2002, in conformity with generally accepted accounting principles in Japan, which have been applied on a consistent basis, excerpt for the change, with which we concur in the method of accounting for retirement benefits to employee as described in Note 4.

As described in Note 3, effective June 16, 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for Retirement Benefit, Financial Instruments and Translating foreign currencies.

We have reviewed the translation into U.S. dollars of financial statements referred to above and, in our opinion, the translation amounts have been computed on the basis described in Note 5.

Mizuho Audit Corporation

Kobe, Japan
June 26, 2002

Company Outline

Name	FUNAI ELECTRIC CO., LTD.
Foundation	August 1961
Address	7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan
Tel	81-72-870-4303
Fax	81-72-871-1112
URL	http://www.funai.co.jp/
Capital	¥ 30,788 million
Sales	¥ 232,643 million (March 2002)
Employees	1,011 (March 2002)

Business Operations

Audiovisual Equipment
VCR, Combination TV/VCR, Television, DVD player
Information and Communication Equipment
Printer, Facsimile machine, Internet set top box
Air-conditioning Equipment
Air-conditioner

Company History

Aug. 1961 Funai Electric Co., Ltd. was established in Ikuno-ku, Osaka City capitalized at ¥20 million.
Mar. 1964 Chugoku Funai Electric Co., Ltd. was established as a manufacturing company in Fukayasu-gun(now Fukuyama City), Hiroshima.
May. 1968 Nakagawa Electronics Co., Ltd.(now Nakagawa Plant) was established as a manufacturing firm in Naka-gun, Tokushima.
Mar. 1969 Okayama Funai Electric Co., Ltd. (now Tsuyama Plant) was established a manufacturing company in Tsuyama City, Okayama.
Sep. 1976 The head office was relocated to Daito City, Osaka.
Jun. 1980 Funai Electric Trading (Europe) GmbH, a sales firm, was established in Hamburg, Germany.
Oct. 1980 Funai Electric Research Institute Co., Ltd. was established.
Jul. 1984 Tokyo Funai Co., Ltd.(now Funai Sales Co., Ltd.) was established as a domestic sales company in Chiyoda-ku, Tokyo.
Sep. 1988 Funai Electric (Europe) GmbH, a manufacturing company, was established in Lueneburg, Germany.
Apr. 1989 Funai Electric (Malaysia) SDN.BHD., a manufacturing company, was established in Johor Darul Takzim, West Malaysia.
May. 1991 Funai Corporation, Inc. was established as a sales firm in New Jersey, U.S.A.
Mar. 1992 Highsonic Industrial Ltd. (now Funai Electric (H.K.) Ltd.) was established in Hong Kong as a management company of processing on commission to oversee factories in Guang Dong province, China.
Apr. 1992 Dong Guan Plant in Dong Guan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Dec. 1992 Chang Ping Plant in Dong Guan City started operations as a consignment manufacturing plant in China.
Aug. 1994 Zhong Shan Plant in Zhong Shan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Jan. 1996 Funai Service Co., Ltd. was established.
May. 1996 Highsonic Industrial Ltd. (now Funai Electric (H.K.) Ltd.) established H.F.T Industrial Ltd. by joint investment with the Japan company.
Oct. 1996 Funai Hucom Co., Ltd. was established.
Apr. 1997 Funai Mexico, S.A. de C.V. was established in Mexico.
Jun. 1998 Funai Electric Co., Ltd. acquired the stocks of Media Net Co., Ltd.
Feb. 1999 Funai Electric Co., Ltd. was listed on the Second Section of Osaka Stock Exchange.
Mar. 2000 Funai Electric Co., Ltd. was listed on the First Section of Tokyo Stock Exchange and the First Section of Osaka Stock Exchange.
Jun. 2000 Funai Asia Pte Ltd was established as a sales firm in Singapore.
Mar. 2001 Closing date for the fiscal year ending June 15 was changed to March 31.
Jun. 2001 Daisho Electronics Co., Ltd. was established in chiyoda-ku, Tokyo as s company of development and sales of small electric motors.
Dec. 2001 Got the stocks of DX Antenna Co., Ltd.

FUNAI

FUNAI ELECTRIC CO., LTD.

(Excerpt translation)

02 AUG 30

FILE NO. 82-5078

June 10, 2002

NOTICE OF THE 50TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 50th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Funai Electric Co., Ltd.

Tetsuro Funai
President and Representative Director

7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

1. Date and hour:

   June 26 (Wednesday), 2002, 10:00 a.m.

2. Place:

   Daito-shiritsu Bunka Hall (Thirty Hall)
   in Daito-shiritu Sogo Bunka Center
   13-30, Shinmachi, Daito-shi, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 50th business year (from April 1, 2001 to March 31, 2002).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 50th business year
Proposition No. 2:	Partial amendment to the Articles of Incorporation
Proposition No. 3:	Acquisition by the Company of its own shares
Proposition No. 4:	Election of nine Directors
Proposition No. 5:	Issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

At the 48th Ordinary General Meeting of Shareholders held on September 8, 2000, it was determined that the Company change the date of the closing of accounts of each business year from June 15 to March 31. Accordingly, the previous (49th) business year was 9.5 months, commencing on June 16, 2000 and ending on March 31, 2001.

Consequently, the comparison in percentages of performance for the business year under review with that for the previous business year will not be described herein.

I. Outline of business activities:

1. Development and results of business activities:

During the first half of the period under review, the U.S. economy was sluggish as corporate performances deteriorated and capital investments related to information and communications plunged due to the collapse of the information technology (IT) bubble. However, in the second half, amid concern over the impacts of the Sept. 11 terrorist attacks, the U.S. economy appeared to rebound as private spending was strong, sustained by the fiscal and monetary policies and the inventory correction advanced. In Europe, the eurozone economies, including Germany and France, apparently headed into a deflationary spiral. However, in Britain, private spending, among other things, showed a steady growth. In Asia, China's expansionary trend somewhat slowed down, while some Asian economies, including South Korea and Taiwan, showed signs of recovery, sustained by the recovery of the U.S. economy.

In the meantime, the Japanese economy showed a slight improvement as the inventory correction advanced in the second half of 2001. However, due to decreased capital investment and stagnant private spending affected by the severer employment situations, the Japanese economy remained in a difficult situation.

In our electronics industry, due to the IT recession, demand for personal computers (PCs) and semiconductors remanded sluggish globally and corporate earnings deteriorated. Thus, the industry was faced with a severe condition. One company after another promoted restructuring of business operations, such as consolidation and reorganization of group companies and the buildup of overseas production systems. Additionally, in the midst of rapid technological innovations, such as digitalization of products and networking, the industry has experienced further intense competition in developing new products and alliances among companies, including foreign companies, have become more active.

Under these circumstances, the Company has sought closer links with business partners with competitive edge globally and aggressively engaged in the improvement of the functions of procuring components and the development of products responding to digitalization trends. The Company discontinued the air-conditioner business, which was not expected to improve profitability, as of March 31, 2002. On the other hand, in November 2001, the Company acquired as a subsidiary DX ANTENNA Co., Ltd., a manufacturer of electronic equipment, including receivers. In December 2001, the Company invested in Chi Mei Optoelectronics Corporation, a leading Taiwanese LCD manufacturer. Thus, the Group is preparing for digitalization and networking trends in the future.

Consequently, net sales amounted to ¥232,643 million. In terms of income, the Company exerted company-wide efforts to leverage marketing activities and improve efficiency of productivity, among other things. However, as a result of negative factors, such as a decline in sales prices due to intensifying market competition, operating income amounted to ¥8,545 million. Ordinary income amounted to ¥10,004 million. Due to revaluation loss of investment securities, net income amounted to ¥588 million.

The following is a summary of the result of operations by product:

Audiovisual equipment:

In spite of concern over the impacts of the Sept. 11 terrorist attacks in the United States, sales of televisions, combination TV/VCRs and VCRs increased in North America, among others. Additionally, sales of DVD players and related products increased substantially with the expansion of the market. Furthermore, CD-R/RW drives and DVD+RW drives, which were launched into the market by the Company in 2001, contributed to a sales increase. Thus, net sales of audiovisual equipment amounted to ¥162,173 million.

Information and communication equipment:

Sales of ink-jet printers decreased due to slow demand for PCs, as well as substantial price reductions resulting from intensifying sales competition while market demand shifted from low-end models to higher-end and multi-function models. Sale of laser beam printers increased due to increased orders for OEM (original equipment manufacture) products. As a result, net sales of information and communication equipment amounted to ¥57,089 million.

Electronic equipment:

The Company promoted the sales of air-conditioners in stock, the production of which was discontinued as of March 31, 2002. As a result, net sales of electronic equipment amounted to ¥3,206 million.

Others:

Net sales of others, principally comprising components, amounted to ¥10,173 million.

<Net sales by product>

Division	Net sales (million yen)	Component rate (%)
Audiovisual equipment	162,173	69.7
Information and communication equipment	57,089	24.5
Electronic equipment	3,206	1.4
Others	10,173	4.4
Total	232,643	100.0

2. Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥384 million, which was spent principally to purchase measuring devices, etc.

3. Fund raising:

Nothing of significance to be reported.

4. Changes in results of operations and assets:

Business year / Item	47th (June 16, 1998 to June 15, 1999)	48th (June 16, 1999 to June 15, 2000)	49th (June 16, 2000 to March 31, 2001)	50th (April 1, 2001 to March 31, 2002)
Net sales (million yen)	145,898	163,007	156,672	232,643
Ordinary income (million yen)	6,191	7,378	9,558	10,004
Net income (million yen)	2,019	1,530	4,144	588
Net income per share (yen)	198.26	134.50	115.91	16.38
Total assets (million yen)	51,967	106,399	109,689	112,769
Net assets (million yen)	19,817	76,826	82,343	82,613

(Notes) 1. Net income per share is stated, after calculation on the basis of the average of the total number of shares issued and outstanding during the business year.

However, with regard to the 50th business year, "treasury stock", which used to be included in the section of "Assets" on the balance sheet, are stated at the end of the section of Shareholders' Equity to be subject to deduction from the shareholders' equity, in accordance with the "Ordinance to Amend Part of the Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations" (Ministry of Justice Ordinance No. 66 dated September 12, 2001). Consequently, net income per share is stated, after calculation on the basis of the average of the total number of shares issued and outstanding during the business year, with the deduction of the number of shares of treasury stock.

As of September 11, 2000, the Company made a stock split (with each share split into three shares). However, net income per share for the 49th business year is stated after calculation as if the stock split was made at the beginning of the business year.

2. Total assets and net assets for the 48th business years increased principally due to paid-in capital increases by public offering of shares.

3. Due to the change in the date of the closing of accounting, the 49th business year was 9.5 months.

4. As of November 1, 2000, the Company merged Funai Light Machinery Industrial Co., Ltd.

5. Future challenges:

As to the outlook for the business environment surrounding the Company in the future, the world economy, especially the U.S. economy, is expected to recover, while the Japanese economy is expected to remain unpredictable due to the deteriorating employment situations, among other things.

In our electronics industry, while the IT recession, as shown in sluggish global demand for PCs and semiconductors, is expected to continue, digitalization and networking are advancing rapidly and IT-related products penetrate into households. In this situation, the Company is required to respond speedily to declines in selling prices due to global severe competition among rival companies, development of new technologies, rapidly changing consumer needs and other radical changes.

Under these circumstances, the Company will further strengthen the system of its established optimal site selection for manufacturing products and procuring components and aggressively pour its management resources into the business arenas where it holds competitive advantages, to continue manufacturing and marketing high-quality and reasonably priced products. With regard to the development of products and the response to digitalization and IT-related trends, the Company will strengthen its own development divisions and promote technological alliances with other companies. Furthermore, the

Company will continuously institute drastic reforms in every phase of management, including its financial structure and human resource policy.

Specifically, the Company, in cooperation with Ricoh Co., Ltd., started production of DVD+RW drives, which are regarded next-generation recording media, in August 2001 to expand its line of digital products. The Company will strengthen the development and marketing of DVD-related products by utilizing the technologies of such drives.

In August 2001, the Company also entered into an agreement with Koninklijke Philips Electronics N.V. (the Netherlands) on joint development and production of VCRs. The Company believes this will help increase its share in the European market and establish a more global marketing system.

In November 2001, the Company acquired as a subsidiary DX ANTENNA Co., Ltd., a manufacturer of electronic equipment, including receivers (by the acquisition of 99.6% of the total number of its shares issued and outstanding). The application of the technologies of digital receiving systems of the subsidiary, such as GPS (global positioning system) receivers, will accelerate the development of new technologies and with this synergistic effect, the Company will enhance its group's comprehensive capabilities.

In December 2001, the Company invested in Chi Mei Optoelectronics Corporation, a Taiwanese manufacturer of liquid crystal displays (LCDs) (by the acquisition of 2% of the total number of its shares issued and outstanding). The Company has assembled LCD modules on consignment from International Display Technology Inc., a joint venture of the Chi Mei Group and IBM Japan, Ltd. As a result of a stronger relationship due to the investment, orders are expected to increase in the future. The Company will move the principal production site to its Zhong Shan Plant in Guang Dong, China to increase production and will also leverage its LCD-related division to develop new products.

II. Outline of the Company (as of March 31, 2002)

1. Major businesses:

Section	Principal products
Audiovisual equipment	VCRs, combination TV/VCRs, televisions, DVD players
Information and communication equipment	Printers, facsimile machines, Internet set-top boxes terminal units
Electronic equipment	Air-conditioners

2. Main offices and plants:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 39,562,796 shares

(2) Total number of issued shares: 35,970,996 shares

(Note) The total number of issued shares increased by 19,200 shares as a result of the exercise of stock options (for the period from April 1, 2001 to March 31,2002).

(3) Stated capital: ¥30,788 million

(Note) The stated capital increased by ¥12 million as a result of the exercise of stock options (for the period from April 1, 2001 to March 31,2002).

(4) Number of shareholders: 4,837 persons

(5) Principal shareholders:

Name	Shares in the Company held by them (shareholding ratio)		Shares in them held by the Company (shareholding ratio)	
	(thousand shares)	(%)	(thousand shares)	(%)
Tetsuro Funai	14,861	41.32	-	-
Japan Trustee Services Bank, Ltd.	3,138	8.72	-	-
Tetsuo Funai	2,527	7.03		
The Mitsubishi Trust and Banking Corporation	1,336	3.72	-	-
Mitsui Asset Management Company, Limited	1,247	3.47	-	-
UFJ Trust Bank Limited	1,100	3.06	-	-
Kiyoto Iwaki	875	2.43	-	-
Trust & Custody Services Bank Ltd.	855	2.38		
Takahide Funai	622	1.73		
The Nomura Trust and Banking Co., Ltd.	430	1.20	-	-

(Notes) 1. All the shares held by Japan Trustee Services Bank, Ltd., The Mitsubishi Trust and Banking Corporation, Mitsui Asset Management Company, Limited, UFJ Trust Bank Limited, Trust & Custody Services Bank Ltd. and The Nomura Trust and Banking Co., Ltd. are related with their trust business.

2. Each shareholding ratio is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(6) Acquisition, disposition and possession by the Company of its own shares

1) Acquisitions of shares:

Acquisition by purchase of less-than-one-unit shares

Shares of common stock 174 shares
Total amount ¥1,000,000

2) Disposition of shares: None

3) Shares held as of March 31, 2002

Shares of common stock 255 shares

4. State of employees:

Division	Number of employees	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	894	+ 81	38.2	13.1
Female	222	- 7	44.1	20.0
Total/average	1,116	+ 74	39.4	14.5

(Note) The number of employees includes 116 employees seconded to the affiliated companies.

5. State of business affiliations:

(1) State of major subsidiaries:

Trade name	Capital stock	Shareholding ratio (%)	Main business
Funai Sales Co., Ltd.	¥450 million	100.0	Sale of the Company's products
DX ANTENA Co., Ltd.	¥950 million	99.6	Manufacture and sale of electronic equipment, including receivers
Funai Corporation, Inc.	US$48.5 million	100.0	Sale of the Company's products
Funai Electric (Malaysia) Sdn.Bhd.	M$30 million	100.0	Manufacture of the Company's products
Funai Electric (HK) Ltd.	HK$115 million	100.0	Manufacture of the Company's products

(2) Process of business combinations:

To strengthen its technologies in the digital and networking arenas, the Company made DX ANTENA Co., Ltd. its subsidiary by acquiring its shares and subscribing for new shares allocated to a third party in November 2001. Consequently, the company is reported as a major subsidiary, as from the business year under review.

(3) Results of business combinations:

The Company has 16 consolidated subsidiaries, including the above five major subsidiaries and two companies subject to the equity method. Consolidated net sales totaled ¥236,796 million, consolidated operating income totaled ¥19,858 million, consolidated ordinary income totaled ¥22,728 million and consolidated net income for the year totaled ¥11,231 million. With regard to the operating results of DX ANTENA Co., Ltd., only the balance sheets are consolidated, since the deemed date of the acquisition of shares thereof was February 28, 2002 (the date of the closing of accounts of the subsidiary).

6. Principal lenders:

Nothing of significance to be reported.

7. Directors and Statutory Auditors:

Title	Name
President and Representative Director	Tetsuro Funai
Senior Managing Director	Saburo Kobayashi
Senior Managing Director	Motoaki Yasumura
Managing Director	Masao Suwa
Director	Akitaka Inoue
Director	Akira Yokouchi
Director	Tetsuo Funai
Director	Mitsuo Yonemoto
(Full-time) Statutory Auditor	Kengou Takemori
Statutory Auditor	Masami Ueno
Statutory Auditor	Yasushi Ogino

Title	Name
Statutory Auditor	Osamu Kataoka

(Notes) 1. Statutory Auditors Yasushi Ogino and Osamu Kataoka are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

2. The changes of officers during the business year under review were as follows:

(1) Assumption of office

At the 49th Ordinary General Meeting of Shareholders held on June 27, 2001, Mr. Kengo Takemori was newly elected as Statutory Auditor and assumed the office. At the meeting of the Board of Directors held on the same day, Director Masao Suwa assumed office as Managing Director.

(2) Retirement

Upon the close of the 49th Ordinary General Meeting of Shareholders held on June 27, 2001, Mr. Shigeru Otsuka retired as Director due to the expiration of the term of office. Statutory Auditor Sei Hieda passed away on March 19, 2002 and retired from office.

III. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

BALANCE SHEET

(As of March 31, 2002)

ASSETS (million yen)

Current assets:	**66,295**
Cash on hand and in banks	30,861
Trade notes receivable	1,790
Trade accounts receivable	29,319
Securities	969
Finished products	287
Raw materials	614
Work in process	226
Supplies	3
Deferred tax assets	491
Short-term loans receivable	250
Consumption taxes, etc. receivable	226
Other current assets	1,329
Allowance for doubtful accounts	(74)
Fixed assets:	**46,473**
Tangible fixed assets:	**5,429**
Buildings	2,144
Structures	78
Machinery and equipment	261
Motor vehicles	6
Tools, furniture and fixtures	798
Land	2,140
Intangible fixed assets:	**12**
Software	0
Telephone rights	11
Investments and other assets:	**41,031**
Investment securities	16,948
Shares in subsidiaries' stock	13,600
Investment capital in subsidiaries' stock	8
Long-term loans receivable	5,569
Claims in reorganization, etc.	1,157
Deferred tax assets	4,636
Other investments and other assets	2,710
Allowance for doubtful accounts	(3,598)
TOTAL ASSETS	**112,769**

LIABILITIES

Current liabilities:	**25,431**
Trade accounts payable	18,445
Long-term loans payable within one year	200
Other accounts payable	3,408
Accrued corporate taxes, etc.	1,818
Equipment notes payable	106
Other current liabilities	1,452
Fixed liabilities:	**4,724**
Long-term loans payable	400
Long-term equipment notes payable	13
Reserve for employee retirement benefits	3,404
Allowance for officers' retirement gratuities	906
TOTAL LIABILITIES	**30,156**

SHAREHOLDERS' EQUITY

Capital:	**30,788**
Legal reserves:	**32,523**
Capital reserve	32,314
Earned reserve	209
Retained earnings:	**19,234**
Voluntary reserve	16,994
Reserve for deferred income tax on fixed assets	444
General reserve	16,550
Unappropriated retained earnings for the year	2,239
(Net income for the year)	(588)
Revaluation difference	69
Revaluation difference of other securities	69
Treasury stock	(2)
TOTAL SHAREHOLDERS' EQUITY	**82,613**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**112,769**

STATEMENT OF INCOME

(For the period from April 1, 2001 to March 31, 2002)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Net sales		232,643
Operating expenses		
Cost of sales	207,535	
Selling, general and administrative expenses	16,561	224,097
Operating income		**8,545**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	184	
Foreign exchange gain	1,681	
Other non-operating income	173	2,038
Non-operating expenses		
Interest expenses	41	
Transfer to allowance for doubtful accounts	302	
Other non-operating expenses	235	579
Ordinary income		**10,004**
Special income and expenses		
Special income		
Income from sale of investment securities	2	
Other special income	0	2
Special expenses		
Loss from disposition of fixed assets	215	
Revaluation loss of investment securities	7,170	
Other special expenses	1,173	8,559
Income before tax for the year		**1,447**
Corporate, inhabitant and enterprise taxes	3,390	
Adjustment to corporate taxes, etc.	(-) 2,531	859
Net income for the year		**588**
Unappropriated retained earnings brought forward from the previous year		1,651
Unappropriated retained earnings for the year		**2,239**

Significant accounting policies:

1. Basis and method of valuation of securities:

    (1) Investment in subsidiaries' stock and affiliates' stock:

    At cost, determined by the moving average method.

    (2) Other securities:

    Those with market value:

    At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

    Those without market value:

    At cost, determined by the moving average method.

2. Basis and method of valuation of inventories:

    (1) Finished products and work in process: At cost, determined by the periodic average method.

    (2) Raw materials: At cost, determined by the first-in first-out method.

    (3) Supplies: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

    (1) Tangible fixed assets: Stated by the fixed rate method.

    However, with regard to the buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method has been adopted.

    (2) Intangible fixed assets: Stated by the straight-line method.

    However, depreciation of software for use by the Company is made by the straight-line method based on the usable years (five years) within the Company.

4. Basis for translation of foreign currency assets and liabilities into Japanese currency:

    Receivables and payables in foreign currency are translated into Japanese yen based on the spot exchange rate as of the close of the business year and exchange differences are treated as exchange gains or losses.

5. Basis for providing important allowances:

   (1) Allowance for doubtful accounts:

   To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

   (2) Reserve for employee retirement benefits:

   To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations and plan assets as of the close of the business year.

   (3) Allowance for officers' retirement gratuities:

   To provide for the payment of retirement gratuities to officers, an amount payable at the end of the business year under the Company's internal rules is reserved. This is an allowance under the provision of Article 287-2 of the Commercial Code of Japan.

6. Method of treatment of lease transactions:

   With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. Financial instruments accounting

   As from the business year under review, the Company has applied the accounting standard concerning financial instruments (the "Opinion Concerning Establishment of Accounting Standard for Financial Instruments" (the Business Accounting Deliberation Council, January 22, 1999)) to its method of evaluation of other securities with market value.

8. Accrued employees' bonuses

   The Company used to account for the anticipated amount of payments for bonuses to employees as "Allowance for bonuses." As from the business year under review, the Company reports such amount by inclusion in "Other current liabilities" in accordance with the publicized Research Center Discussion Information No. 15 "Item of Accrued Employees' Bonuses to Be Reported in Financial Statements" (dated February 14, 2001, Japanese Institute of Certified Public Accountants).

9. Treasury stock

Treasury stock, which used to be included in the section of "Assets," is stated at the end of the section of "Shareholders' Equity" as an item subject to deduction from the shareholders' equity, in accordance with the "Ordinance to Amend Part of the Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations" (Ministry of Justice Ordinance No. 66 dated September 12, 2001), as from the business year under review.

10. Accounting treatment of the consumption tax:

Consumption taxes are accounted for on the tax exclusion method.

Notes to Balance Sheet:

1. Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥20,922 million
Long-term money debts due from subsidiaries:	¥5,839 million
Short-term money debts due to subsidiaries:	¥15,388 million

2. Accumulated depreciation of tangible fixed assets: ¥8,617 million

3. Important lease assets:

Parts of the manufacturing facilities, as well as computers and peripherals thereof, are used by the Company under lease agreements.

4. Guaranty obligations: ¥7,989 million

5. Pre-emptive rights to subscribe for new shares granted as stock options:

The dates on which special resolutions were adopted by the General Meeting of Shareholders pursuant to the previous Article 280-19 of the Commercial Code (prior to the amendment to the Commercial Code of Japan in 2001), the remaining numbers of new shares scheduled to be issued, the issue prices and the scheduled issue periods are as set forth below:

Date of special resolution of the General Meeting of Shareholders	Remaining number of new shares scheduled to be issued	Issue price	Scheduled issue period
September 11, 1998	34,800 shares	¥1,267	From September 16, 2000 to September 15, 2003
June 27, 2001	409,900 shares	¥9,549	From January 1, 2004 to December 31, 2010

(Note) The remaining number of new shares scheduled to be issued means the number of new shares scheduled to be issued as adopted by the special resolution, minus the number of new shares already issued and the number of new shares that could not be issued due to forfeiture of the rights thereto.

6. Net income per share for the year: ¥16.38

7. Amount of net assets as provided for in Article 290, paragraph 1, item 6 of the Commercial Code of Japan: ¥69 million

Notes to Statement of Income:

Amount of transactions with subsidiaries:

Sales amount:	¥120,102 million
Purchase amount:	¥176,068 million
Amount of transactions other than trading:	¥11 million

All figures in the balance sheet, statement of income and notes above are shown by disregarding any fractions of the relevant units. Net income per share for the year is shown by rounding upward the five-thousandths of one yen or more to the nearest one-hundredth of one yen.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	2,239,991,087
Reversal of voluntary reserve: Reversal of reserve for deferred income tax on fixed assets:	113,667,379
Total:	2,353,658,466
To be appropriated as follows:	
Dividend (¥10 per share)	359,707,410
Bonuses to officers (Bonuses to Statutory Auditors)	49,375,000 (3,375,000)
Total:	409,082,410
Unappropriated retained earnings carried forward	1,944,576,056

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 10, 2002

Mr. Tetsuro Funai
President and Representative Director
Funai Electric Co., Ltd.

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the undersigned auditing firm, audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 50th business year of Funai Electric Co., Ltd. (the "Company"), covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books.

In making such audit, we complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the undersigned auditing firm or any participating partner thereof as is required to be stated under the Certified

Public Accountant Law of Japan.

Mizuho Audit Corporation

By Masuji Ueda (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Yoshi Morita (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Toshiyuki Sasagawa (seal)
Certified Public Accountant
Participating Partner

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 50th business year from April 1, 2001 to March 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required its subsidiaries to render reports on their business operations whenever necessary.

We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Mizuho Audit Corporation, are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be remarked in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of the laws, regulations or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

(6) That as a result of investigations into the subsidiaries, in connection with the performance by Directors of their duties, there exists nothing to be pointed out.

May 13, 2002

The Board of Statutory Auditors
Funai Electric Co., Ltd.

Kengo Takemori (seal)
(Full-time) Statutory Auditor

Masami Ueno (seal)
Statutory Auditor

Yasushi Ogino (seal)
Statutory Auditor

Osamu Kataoka (seal)
Statutory Auditor

(Note) Statutory Auditors Yasushi Ogino and Osamu Kataoka are external auditors as stipulated in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

INFORMATION RELATING TO VOTING

(Translation omitted)

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02 AUG 30 AM 9:11

File No. 82-5078

(Excerpt translation)

June 26, 2002

NOTICE OF RESOLUTIONS OF
THE 50TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 50th Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Funai Electric Co., Ltd.

Tetsuro Funai
President and Representative Director

7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

Matters reported:

Report on the business report, balance sheet and statement of income for the 50th business year (from April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 50th business year

The proposition was approved and adopted as proposed. The dividend for the year was determined as ¥10 per share.

Proposition No. 2: Partial amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of nine Directors

The proposition was approved and adopted as proposed. Messrs. Tetsuro Funai, Saburo Kobayashi, Motoaki Yasumura, Masao Suwa, Akitaka Inoue, Akira Yokouchi, Tetsuo Funai and Mitsuo Yonemoto, eight of all, were reelected as Directors and Mr. Masayuki Tani was newly elected and each of them assumed office.

Proposition No. 5: Issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions

The proposition was approved and adopted as proposed.

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It is to be added that at the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Director and Directors with specific titles were elected and assumed office:

President and Representative Director: Tetsuro Funai

Senior Managing Director:	Saburo Kobayashi
Senior Managing Director:	Motoaki Yasumura
Managing Director:	Masao Suwa

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